Mail Stop 3720

August 18, 2006

Mr. Bradley E. Singer
Chief Financial Officer
American Tower Corporation
116 Huntington Avenue
Boston, Massachusetts 02116

> **Re:** **American Tower Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 15, 2006**
>
> **Form 10-Q for Fiscal Quarter Ended March 31, 2006**
> **File No. 1-14195**

Dear Mr. Singer:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

Information Presented Pursuant to the Indentures of our 7.5% Notes, 7.125% Notes and ATI 7.25% Notes, page 44

1.   We note that you present Tower Cash Flow, Consolidated Cash Flow, Adjusted Consolidated Cash Flow, and Non-Tower Cash Flow to address certain tower cash flow reporting requirements contained in the indentures for these notes. Please describe these reporting requirements in more detail and describe the circumstances surrounding your presentation of the non-GAAP measures. If these measures represent covenants in the indentures with which you must comply, please expand your disclosures in future filings to disclose the amount or limit required for compliance with the covenant and the effects of non-compliance with the covenants on your financial condition and liquidity. Please refer to question 10 of the Commission's Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Consolidated Statements of Operations, page F-4

2.   Revise your presentation to comply with SAB 11:B, as applicable, by identifying the amount of depreciation that is excluded from "Rental and management" operating expenses and "Network development services" operating expenses.

Note 1. Business and Summary of Significant Accounting Policies, page F-7

3.   Reference is made to your rent expense policy disclosed on page F-8. Explain to us your basis in GAAP for calculating straight-line ground rents using periods that are less than the life of the ground lease or revise your policy. In your response, please reference the specific accounting literature you have relied upon as support for your policy.

Note 3. Discontinued Operations, page F-17

4.   We note that you ceased to consolidate the financial results of Verestar after it filed for protection under Chapter 11 of the federal bankruptcy laws. Describe for us in more detail your basis for this accounting treatment. Also, in light of your failure to sell Verestar as originally intended, tell us how you determined that it was appropriate to continue to present these operations and the costs associated with the bankruptcy proceedings as discontinued operations.

Form 10-Q for the Quarter Ended March 31, 2006

Note 3. Acquisition, page 8

5.   You state that you are in the process of obtaining a third-party valuation of
        SpectraSite, Inc.'s property, plant and equipment, intangible assets and certain
        other assets and liabilities. You expect to finalize the valuation and the final
        purchase price allocation in the second quarter of 2006, which is approximately
        ten months after the consummation of the merger. Describe for us what type of
        additional information is necessary to finalize the valuation and why you have not
        been able to obtain this information to date. In addition, tell us whether you
        anticipate making adjustments to the preliminary purchase price allocation and
        the expected amount.

                                    *   *   *   *

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please file your response letter on EDGAR. Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filings;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filings; and

Mr. Bradley Singer
American Tower Corporation
August 18, 2006
Page 4

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director